UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

Santander

Santander

Banco Santander (Brasil) S.A.
Results 1Q10
April 29th, 2010

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

KEY CONSOLIDATED DATA	03

HIGHLIGHTS OF THE PERIOD	04

RATINGS	06

MACROECONOMIC ENVIRONMENT	07

RECENT EVENTS	08

EXEC UTIVE SUMMARY	09

SANTANDER’S RESULTS IN BRAZIL
MANAGERIAL INCOME STATEMENT	10
INCOME STATEMENT	11
BALANCE SHEET	16

RISK MANAGEMENT	22

SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE	24

SUMMARIZED FINANCIAL STATEMENTS	26

KEY CONSOLIDATED DATA

The following information is based on the consolidated results of Banco Santander (Brasil) S.A., prepared according to the International Financial Reporting Standards (IFRS). The condensed financial statements for the first quarter of 2010 (1Q10) are available at the Investor Relations and regulatory agencies website.

The following information, regarding results and performance indicators, are in the managerial criteria, as they are adjusted for the fiscal hedge of the investment in the Cayman branch. This adjustment, which impacts the income tax and gains (losses) on financial assets and liabilities + exchange differences, does not change the net profit. The reconciliation between the accounting result and the managerial result is available on page 10 of this report.

Management Analysis	1Q10	1Q09	Var.	4Q09	Var.
			1Q10x1Q09		1Q10x4Q09

RESULTS (R$ million)
Net interest income	5,833	5,172	12.8%	5,850	-0.3%
Net fees	1,622	1,443	12.4%	1,666	-2.6%
Allowance for loan losses	(2,403)	(2,360)	1.8%	(2,148)	11.9%
Administrative and personnel expenses	(2,655)	(2,731)	-2.8%	(2,893)	-8.2%
Net profit	1,763	832	111.9%	1,591	10.8%

BALANCE SHEET (R$ million)
Total assets	316,049	289,699	9.1%	315,972	0.0%
Securities	74,829	50,040	49.5%	80,616	-7.2%
Loan portfolio¹	139,910	137,117	2.0%	138,394	1.1%
Individuals	43,992	40,503	8.6%	43,200	1.8%
Consumer financing	25,509	24,511	4.1%	25,101	1.6%
SMEs	30,811	33,027	-6.7%	31,448	-2.0%
Corporate	39,597	39,076	1.3%	38,645	2.5%
Funding from Clients	133,757	145,090	-7.8%	141,090	-5.2%
Total equity	70,729	50,672	39.6%	69,266	2.1%
Total equity excluding goodwill²	42,417	23,482	80.6%	40,954	3.6%

PERFORMANCE INDICATORS (%)
Return on shareholders' equity - annualized	10.5%	6.8%	3.7 p.p.	10.0%	0.5 p.p.
Return on shareholders' equity excluding goodwill² - annualized	18.0%	15.4%	2.6 p.p.	18.0%	0.1 p.p.
Return on average asset - annualized	2.2%	1.2%	1.1 p.p.	2.0%	0.2 p.p.
Efficiency Ratio³	33.1%	37.5%	-4.4 p.p.	37.2%	-4.1 p.p.
Recurrence[4]	61.1%	52.8%	8.3 p.p.	57.6%	3.5 p.p.
BIS ratio excluding goodwill²	24.4%	15.0%	9.3 p.p.	25.6%	-1.2 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency[5] - IFRS	7.0%	6.0%	0.9 p.p.	7.2%	-0.2 p.p.
Delinquency[6] (more than 90 days) - BR GAAP	5.4%	5.0%	0.4 p.p.	5.9%	-0.5 p.p.
Delinquency[7] (more than 60 days) - BR GAAP	6.4%	6.2%	0.2 p.p.	6.8%	-0.3 p.p.
Coverage ratio[8]	102.8%	106.8%	-4.0 p.p.	101.7%	1.0 p.p.

OTHER DATA
Assets under management - AUM (R$ million)	106,572	80,125	33.0%	98,407	8.3%
Numbers of credit and debit cards (thousand)	34,004	30,386	11.9%	33,337	2.0%
Branches	2,091	2,087	0.2%	2,091	0.0%
PABs (mini branches)	1,496	1,503	-0.5%	1,502	-0.4%
ATMs	18,102	18,194	-0.5%	18,132	-0.2%
Total Customers (thousand)	22,979	20,999	9.4%	22,412	2.5%
Total active account holders[9]	10,379	9,856	5.3%	10,240	1.4%
Employees[10]	51,747	51,804	-0.1%	51,241	1.0%

1. Management information.
2. Goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência.
3. General Expenses/Total Income.
4. Net commissions / General expenses.
5. Portfolio overdue by more than 90 days plus loans with high default risk / Credit Portfolio.
6. Portfolio overdue by more than 90 days / Credit Portfolio BR GAAP.
7. Portfolio overdue by more than 60 days / Credit Portfolio BR GAAP.
8. Allowance for Loan Losses / Portfolio overdue by more than 90 days plus loans with high default risk.
9. Customers with active accounts during a 30-day period, according to the Brazilian Central Bank.
10. Considering Banco Santander (Brasil) S.A. and its subsidiaries consolidated in the balance sheet. Including the companies Isban, Produban and Universia the total number of employees was 52,969 for 1Q10 , 52,457 for 4Q09 and 52,910 for 1Q09

RESULTS

• The Net Profit was R$ 1,763 million in the first quarter of 2010, an increase of 112% (R$ 931 million) compared with the R$ 832million in the first quarter of 2009.

• Acceleration of net profit growth: 76% between 4Q08 and 4Q09 and 112% between 1Q09 and 1Q10.

• 13 p.p. difference between year-on-year growth in total revenue and general expenses in twelve months:

- Total revenues grew 10.2% in twelve months;

- General expenses fell 2.8% in twelve months, with capture of synergies

INDICATORS

• Improvement in the performance indicators in twelve months (1Q10/1Q09):

- Efficiency ratio¹: 33.1% in 1Q10, down 4.4 p.p.

- Recurrence ratio²: 61.1% in 1Q10, up 8.3 p.p.

- ROAE³: 18.0% annualized in 1Q10, up 2.6 p.p.

•Sound Balance Sheet:

- BIS Ratio[4]: 24.4% in March 2010, up 9.3 p.p. in twelve months

- Coverage ratio: 102.8% in March 2010, down 4.0 p.p. in twelve months.

BALANCE SHEET

•Total Assets of R$ 316,049 million, an increase of 9.1% in twelve months

•Loan portfolio totaled R$ 139,910 million, up 2% over March 2009

•Savings deposits totaled R$ 25,781 million, a jump of 26.1% in twelve months

•Shareholders’ Equity totaled R$ 42,417 million (excluding goodwill4 of R$ 28,312 million)

SANTANDER SHARES – BOVESPA: SANB11 (UNIT), SANB3 (ON), SANB4 (PN) AND NYSE (BSBR)

- Market Value[5] on 03/31/2010: R$ 83.5 billion or US$ 46.9 billion

- Total shares (thousand): 399,044,117

- Net Profit[6] per shares in 1Q10:

• 1000 Shares - R$ 17.67

• 10 Units - R$ 18.56

1.General Expenses / Total revenues
2.Net Fees / General Expenses
3.Net profit / Average total equity. Excluding the Goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência
4.Excluding the Goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência
5.Market Value: Total shares (ON + PN)/105 (Unit = 50 PN + 55 ON) x unit´s closing price and exchange rate of R$/US$ of 1,78 in 03/31/2010.
6. Net Profit annualized. Calculation does not account for the difference in the dividend payout between common and preferred shares.

Net interest income
R$ million

12.8%
-0.3%
5,172
5,489
5,656
5,850
5,833
1Q09
2Q09
3Q09
4Q09
1Q10

Net fees
R$ million

12.4%
-2.6%
1,443
1,573
1,556
1,666
1,622
1Q09
2Q09
3Q09
4Q09
1Q10

Administrative and personnel expenses
R$ million

-2.8%
-8.2%
2,731
2,649
2,674
2,893
2,655
1Q09
2Q09
3Q09
4Q09
1Q10

Net profit
R$ million

111.9%
10.8%
832
1,613
1,472
1,591
1,763
1Q09
2Q09
3Q09
4Q09
1Q10

Efficiency Ratio
%

-4.4 p.p.
37.5
33.1
1Q09
1Q10

Return on shareholders' equity[1]
%

2.6 p.p
15.4
18.0
1Q09
1Q10

1. Net profit divided by average total equity, excluding goodwill.

Loan Portfolio Breakdown
Mar/10

Individuals
31%
SMEs
22%
Corporate
29%
Consumer
finacing
18%

Net profit before tax by Segment
Mar/10

Commercial
Banking
56%
Asset
Management
and Insurance
8%
Global
Wholesale
Banking
36%

Santander is rated by international agencies and the ratings assigned reflect its operating performance and the quality of its management.

RATINGS

Rating Agency		LONG TERM	SHORT TERM

	National Scale	AAA (bra)	F1+ (bra)
Fitch Ratings	Local Currency	BBB+	F2
	Foreign Currency	BBB	F2

	National Scale	brAAA	brA-1
Standard & Poor’s	Local Currency	BBB-	A-3
	Foreign Currency	BBB-	A-3

	National Scale	Aaa.br	Br-1
Moody’s	Local Currency	A2	P-1
	Foreign Currency	Baa3	P-3

MACROECONOMIC ENVIROMENT

Recent economic indicators have confirmed the trend of economic growth. The continued credit recovery, the buoyant labor market and the growing confidence of the business community and the consumers are signs that growth should be strong in this post-crisis year.

The GDP figures in the fourth quarter of 2009, reported in March 2010, were 2.0% higher than in the previous quarter, demonstrating the recovery of industry and the weak performance of the agribusiness sector. On the demand side, the highlights are the continued recovery in investments, 6.6% versus the previous quarter, and in imports, which rose 11.4%. Unemployment rate was 7.4% in February, continuing the decline started after the peak of 9,0% registered in March during the crisis.

Inflation began the year under pressure and ended 1Q10 at 2.06%. The rise in agricultural commodity prices and seasonal price adjustments, combined with the economic recovery, helped bring up the current and expected inflation. The basic interest (Selic) rate, however, was maintained at 8.75% in March.

Regarding the external accounts, the balance of payments in twelve months improved mainly due to the capital inflows, which is a clear sign of improved confidence in the Brazilian economy.

However, despite the capital inflows, the Brazilian Real depreciated 2.3% of its value between December 2009 and March 2010 to R$1.78, still below R$1.80/US$, compared to R$ 2.31 twelve months earlier. The high levels of international reserves, which totaled US$ 243 billion in March 2010, also contributed to a better perception of Brazil.

Total credit volume in the financial system continues to recover, signifying a rebound also in non-earmarked credit. The credit/GDP ratio reached to 44.9% in February, slightly lower than the 45% record registered between December and January.

Individual loans continued to recover, both due to the lower interest rates and the better job market and, consequently, the total wage income. Personal loans continue to drive the individual loan portfolio, especially because of the volume, but the performance of mortgages deserves mention, given the strong growth registered. Corporate lending has started showing consistent signs of recovery, positively contributing to the increase in the non-earmarked credit portfolio. Despite the drop in delinquency levels, once again due to the improved job market scenario (in the case of individuals) and the global economic recovery (in the case of companies), average loan tenors remain short, signaling demand for credit to fund investments still have to pick up.

In general terms, the solid health of the economy and of the financial system were fundamental for minimizing the effects of the crisis on Brazil. The continuation of the good fundamentals will play an important role in the new cycle of economic recovery. This scenario should help expand the volume of business in the banking sector.

ECONOMIC AND FINANCIAL INDICATORS	1Q10	4Q09	1Q09

Country risk (EMBI)	182	197	425
Exchange rate (R$/ US$ end of period)	1.781	1.741	2.315
IPCA (in 12 months)	5.20%	4.31%	5.61%
Selic Rate (a.a.)	8.75%	8.75%	11.25%
CDI¹	2.02%	2.09%	2.89%
Reference rate (TR)¹	0.06%	0.03%	0.34%
Ibovespa Index (closing)	70,372	68,588	40,926
1. Quarterly efective rate.

RECENT EVENTS

EARLY REDEMPTION OF SUBORDINATED DEBT

In order to improve the Bank’s funding structure, on January 22, 2010, Banco Santander (Brasil) carried out the early redemption of the subordinated Bank Deposit Certificates (CDBs) issued on March 25, 2009. Its original maturity was on March 25, 2019, and the holder was Banco Santander, S.A. (Espanha). The amount redeemed was R$1,507 million, pursuant to the authorization granted by the Central Bank of Brazil on January 8, 2010.

MEMORANDUM OF UNDERSTANDING SIGNED FOR SHARING OUTDOOR ATM NETWORK

Banco Santander (Brasil) S.A., Banco do Brasil S.A. and Banco Bradesco S.A. signed a memorandum of understanding in February 2010 to consolidate their respective External ATM networks (installed outside the branches).

APIMEC PUBLIC MEETINGS

On March 5 and 8, 2010, Santander’s executive officers held, for the first time, a meeting with investors, analysts, shareholders and the press at an event organized by the Association of Capital Market Analysts and Investment Professionals (APIMEC) in São Paulo and Rio de Janeiro.

APPROVAL OF INTEREST ON CAPITAL FOR 1Q10

The Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at a meeting held on March 15, 2010, approved the Executive Board’s proposal, ad referendum the Annual General Meeting to be held in 2011, for the distribution of interest on capital for 1Q10, in the gross amount of R$ 400 million and, which deducting the withholding tax in accordance with legislation, result the net amount of R$ 340 million. The entire interest amount will be fully incorporated in the mandatory dividends to be distributed by the Company for the fiscal year 2010 and will be paid without any monetary correction on the date to be informed opportunely through a Notice to Shareholders to be published.

SANTANDER MERCHANT ACQUISITION/ “CONTA INTEGRADA”

On March 18, Banco Santander (Brasil) launched the Santander Conta Integrada, an exclusive solution that bundles together acquiring service as well as banking products and services. Santander Conta Integrada targets small and midsized companies. This is the results of a joint venture between Santander and GetNet (Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda.) and marks the bank’s entry in the merchant acquiring market. The alliance benefits from GetNet's technological expertise and the transaction capture network of around 165,000 POS terminals, and Santander’s branch network and MasterCard merchant acquisition license.

FOREIGN FUNDING - EUROBOND

In March, Banco Santander (Brasil) raised US$ 500 million through the issue of five-year senior unsecured notes, with fixed interest of 4.5% per annum and maturing in 2015, under its Eurobonds program, subject to Regulation S and Rule 144A of the U.S. Securities Act of 1933 (Securities Act). The notes were rated Baa2 by Moody's, BBB by Standard & Poor's and BBB by Fitch Ratings. Deutsche Bank, JPMorgan and Santander were the lead coordinators.

EXECUTIVE SUMMARY

Banco Santander reported net profit 1,763 million in the first quarter of 2010, growth of 112% against the same period of 2009. Compared to the fourth quarter of 2009, the net profit grew 10.8% or R$ 172 million.

The extraordinary results, after taxes, amounted R$ 37 million in the quarter. The gains on disposal of assets of R$ 64 million, were partially offset by the provisions for contingencies of R$ 28 million.

Shareholders’ Equity in March 2010 totaled R$ 42,417 million, excluding the R$ 28,312 million related to the goodwill on the acquisition of Banco Real and Real Seguros Vida e Previdência. The return on average equity adjusted for goodwill reached 18.0%, 2.6 p.p. up year-on-year.

We highlight the growth of the efficiency ratio, which came to 33.1%, a 4.4 p.p. improvement resulting from the increase in net interest income and commissions, of 12.8% and 12.4% respectively, further helped by the 2.8% drop in general expenses.

Cost control is one of the pillars of Santander’s business plan through the capture of synergies from the acquisition of Banco Real. Accumulated synergies as of March 2010 totaled R$ 1,338 million.

- Sound Balance Sheet: the BIS ratio was 24.4% in December, a 9.3 p.p. increase in twelve months. Coverage ratio reached 102.8% in March 2010, 1.0 p.p. increase over December 2009.

The credit portfolio up 2.0% in twelve months, reached R$ 139,910 million in March 2010. Loans to individuals grew by 8.6% in twelve months and by 1.8% in the quarter. The products with highest growth were credit cards (23%), payroll loans (33%) and mortgages (15%).

In twelve months, the small and medium companies segment declined 6.7% and the large companies segment increase 1.3%. It is worth to mention that the credit growth had an irregular growth in the first quarter of 2010. In the first two months, the level of production was weak and in March showed a more vigorous when compared to February, which signals recovery’s momentum.

Total funding from clients1, including investment funds, reached R$ 240,329 million in March 2010, 6.7% higher than March 2009, led by savings deposits (26.1%) and investment funds (33.0%).

INTEGRATION – IMPORTANT ACHIEVEMENTS

The year 2009 was decisive for the integration process. Important stages were completed, which resulted in synergy gains that exceeded our initial expectations.

New products, services and functionalities were included in the daily lives of our clients, combining technological improvements, efficiency, flexibility, innovation, added advantages and convenience. The objective was to extract in all the stages of the process, the best that each bank has to offer.

Several changes brought immediate benefits to clients and enabled us to leverage our businesses. One example is the integration of the ATMs for the main banking operations. Another is the launch of Santander Master and improved Real Master, which represented a milestone in the integration process as they brought together the best ideas from each bank in a single product offered to clients from both banks. Another important achievement was the offer of the Van Gogh services to Santander’s clients, bringing them more benefits such as exclusive service and offerings, in addition to extended service hours.

The integration is progressing according to schedule. In the first quarter of 2010, we are concluding the implementation of gaps and projects. Preliminary tests are being conducted for the complete systems migration, which includes the migration of client and operational data and tests in the new technology platform. Once this stage is completed, we will be ready to conclude the technological integration process and the total unification of the networks. The key objective of this plan is to continuously improve the level of service offered to clients.

___________________________
1 Includes saving deposits, demand deposits, time deposits, debêntures, LCA e LCI

RECONCILIATION BETWEEN ACCOUNTING AND MANAGEMENT RESULTS

In order to provide a better understanding of the IFRS results, we present, in this report, the managerial income statement. The main difference from the Reported (Accounting) Income Statement is the adjustment of the fiscal hedge over the investment in the Cayman branch. The impact of the fiscal hedge in the income tax line was adjusted to the gain (losses) on financial assets and liabilities plus exchange rates differences. The information and comments regarding the Income Statement in this report are based on the managerial income statement, except when quoted.

Under the Brazilian income tax rules, gains (losses) resulting from the impact of changes in the BRL_USD exchange rate on our investment - dollar denominated - in the Cayman branch are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedging portfolio, comprised of derivatives, is set up in such a way that the net profit is protected from this tax related foreign exchange exposure. Though, our effective tax rate and revenues from gain (losses) on financial assets and liabilities plus exchange rates differences are still impacted by foreign exchange movements.

INCOME STATEMENT MANAGERIAL	1Q10	FISCAL	1Q10	1Q09	FISCAL	1Q09	4Q09	FISCAL	4Q09
(R$ Million)	Reported	HEDGE[3]	Managerial	Reported	HEDGE[3]	Managerial	Reported	HEDGE³	Managerial

Net Interest Income	5,833		5,833	5,172		5,172	5,850		5,850
Income from equity instruments	4		4	7		7	8		8
Share of results of entities accounted for using the equity method	10		10	205		205	5		5
Net fees	1,622		1,622	1,443		1,443	1,666		1,666
Fee and commission income	1,841		1,841	1,664		1,664	1,888		1,888
Fee and commision expense	(219)		(219)	(221)		(221)	(222)		(222)
Gains (losses) on financial assets and liabilities (net) + exchange differences (net)	559	(49)	608	646	132	514	390	84	306
Outras receitas (despesas) operacionais	(45)		(45)	(53)		(53)	(59)		(59)
Total income	7,983	(49)	8,032	7,420	132	7,288	7,860	84	7,776
General expenses	(2,655)		(2,655)	(2,731)		(2,731)	(2,893)		(2,893)
Administrative expenses	(1,300)		(1,300)	(1,371)		(1,371)	(1,423)		(1,423)
Personnel expenses	(1,355)		(1,355)	(1,360)		(1,360)	(1,470)		(1,470)
Depreciation and amortization	(286)		(286)	(317)		(317)	(265)		(265)
Provisions (net)¹	(629)		(629)	(559)		(559)	(482)		(482)
Losses on assets (net)	(2,407)		(2,407)	(2,381)		(2,381)	(2,125)		(2,125)
Allowance for loan losses²	(2,403)		(2,403)	(2,360)		(2,360)	(2,148)		(2,148)
Losses on other financial assets (net)	(4)		(4)	(21)		(21)	23		23
Net gains on disposal of assets	117		117	49		49	34		34
Net profit before tax	2,123	(49)	2,172	1,481	132	1,349	2,129	84	2,045
Income tax	(360)	49	(409)	(649)	(132)	(517)	(538)	(84)	(454)
Net profit	1,763	-	1,763	832	-	832	1,591	-	1,591

1. Includes provisions for civil, labor and others litigations.
2. Includes recoveries of loans previously written off.

INCOME STATEMENT MANAGERIAL[3]	1Q10	1Q09	Var.	4Q09	Var.
(R$ Million)			1Q10x1Q09		1Q10x4Q09

Net Interest Income	5,833	5,172	12.8%	5,850	-0.3%
Income from equity instruments	4	7	-42.9%	8	-50.0%
Share of results of entities accounted for using the equity method	10	205	-95.1%	5	100.0%
Net fees	1,622	1,443	12.4%	1,666	-2.6%
Fee and commission income	1,841	1,664	10.6%	1,888	-2.5%
Fee and commision expense	(219)	(221)	-0.9%	(222)	-1.4%
Gains (losses) on financial assets and liabilities (net) + exchange differences (net)	608	514	18.3%	306	98.6%
Other operating income (expenses)	(45)	(53)	-15.1%	(59)	-23.7%
Total income	8,032	7,288	10.2%	7,776	3.3%
General expenses	(2,655)	(2,731)	-2.8%	(2,893)	-8.2%
Administrative expenses	(1,300)	(1,371)	-5.2%	(1,423)	-8.6%
Personnel expenses	(1,355)	(1,360)	-0.4%	(1,470)	-7.8%
Depreciation and amortization	(286)	(317)	-9.8%	(265)	7.9%
Provisions (net)¹	(629)	(559)	12.5%	(482)	30.5%
Losses on assets (net)	(2,407)	(2,381)	1.1%	(2,125)	13.3%
Allowance for loan losses²	(2,403)	(2,360)	1.8%	(2,148)	11.9%
Losses on other financial assets (net)	(4)	(21)	-81.0%	23	-117.4%
Net gains on disposal of assets	117	49	138.8%	34	244.1%
Net profit before tax	2,172	1,349	61.0%	2,045	6.2%
Income tax	(409)	(517)	-20.9%	(454)	-9.9%
Net profit	1,763	832	111.9%	1,591	10.8%

1. Includes provisions for civil, labor and others litigations.
2. Includes recoveries of loans previously written off.
3. Includes hedge of Cayman.

Net interest income in the quarter totaled R$ 5,833 million, 12.8% up year-on-year. The climb in revenues of non-interest bearing liabilities and others was partially compensated by the decrease in revenues from credit and deposits.

Revenues related to non-interest bearing liabilities and others increased by 119% and this growth is explained by, among others, revenues from the proceeds of the IPO, the incorporation of the insurance business and the structural interest rate mismatch of the balance sheet.

Revenues from credit operations dropped by 2.1%, due to the decline in spreads mainly driven by change in product mix.

Revenues from deposits decreased by 16,6% as a consequence of the reduction in the basic interest rate from 11.25% in March 2009 to 8.75% in March 2010.

NET INTEREST INCOME (R$ Million)¹	1Q10	1Q09	Var.	4Q09	Var.
			1Q10x1Q09		1Q10x4Q09

Credit	4.170	4.258	-2,1%	4.206	-0,9%
Average Volume	135.478	136.120	-0,5%	131.100	3,3%
Spread	12,5%	12,7%	-0,2 p.p.	12,7%	-0,2 p.p.
Deposits	208	249	-16,6%	223	-6,9%
Average Volume²	106.494	116.088	-8,3%	108.853	-2,2%
Spread	0,8%	0,9%	-0,1 p.p.	0,8%	0,0 p.p.
Non-interest bearing liabilities and others	1.455	664	119,1%	1.420	2,5%
Total net interest income	5.833	5.172	12,8%	5.850	-0,3%

1 Loans for the year 2009 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 2010.
2. Includes demand deposits, saving deposits and time deposits.

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES (NET) + EXCHANGE DIFFERENCES

Gains (losses) on financial assets and liabilities (net) plus exchange differences totaled R$559 million in the first quarter of 2010, 13.5% lower than the R$ 646 million in the same period of 2009.

Excluding the effect of the tax hedge of the investment at the Cayman branch, the gain in 1Q10 was R$608 million, up 18.2% year-on-year. This strategy is used to mitigate the exchange rate variation effects of offshore investments on net profit.

GAINS (LOSSES) ON FINANCIAL ASSETS	1Q10	1Q09	Var.	4Q09	Var.
AND LIABILITIES (NET) (R$ Million)			1Q10x1Q09		1Q10x4Q09

Total	559	646	-13.5%	390	43.3%
Hedge Cayman	(49)	132	-137.1%	84	-158.5%
Total excluding Cayman Hedge	608	514	18.2%	306	98.7%

NET FEES

Net fees totaled R$ 1,622 million in the first quarter of 2010, a 12.4% increase in twelve months, which shows acceleration of growth compared to the annual growth (2009/2008) of 6.3%.

Commissions from insurance, pension fund and capitalization (also called savings bonds) were the quarterly highlights (+ 6.9%), growing by 32.2% in twelve months, chiefly due to the launch of new products in the Real branch network, such as loan protection insurance, housing insurance and car insurance.

Revenues from credit cards grew substantially (24.9%), mainly due to the expansion of the client base and the higher penetration of related products. The acquisition of Banco Real brought Santander numerous opportunities for penetration of products and services related to cards and roll out best practices. With the migration of Banco Real’s card base to the Santander system in January 2010, these opportunities can further be explored.

Asset Management fees grew by 17.6% in twelve months due to the in volumes under management.

Fees decreased by 2.6% when compared to the fourth quarter of 2009, mainly due to the seasonal effect, since the first quarter usually registers lower volume of business, especially in the banking fees line.

Net fees (R$ Million)	1Q10	1Q09	Var.	4Q09	Var.
			1Q10x1Q09		1Q10x4Q09

Banking Fees	588	549	7.1%	633	-7.2%
Insurance, pension plans and Capitalization	342	259	32.2%	320	6.9%
Asset Management	201	171	17.6%	194	3.7%
Credit and Debit Cards	213	171	24.9%	231	-7.7%
Receiving services	125	121	2.8%	129	-3.4%
Collection	96	92	5.0%	103	-6.2%
Bills, taxes and fees	28	29	-3.8%	26	7.7%
Capital markets	108	64	68.1%	120	-9.7%
Foreign trade	102	101	1.3%	95	7.4%
Others¹	(56)	8	n.a	(56)	1.5%
Total	1,622	1,443	12.4%	1,666	-2.6%

1. Includes taxes and others.

GENERAL EXPENSES (ADMINISTRATIVE + PERSONEL)

General expenses (administrative + personnel) totaled R$2,655 million in the 1Q10, 2.8% lower than in the 1Q09, as a result of the cost control efforts and the capture of synergies.

These expenses decreased by 8.2% from the fourth quarter of 2009, due to the seasonal, non-recurring spending in that quarter.

Administrative expenses totaled R$ 1,300 million, 5.2% down in 12 months and 8.6% in three months. The steeper decline in the quarterly comparison is due to the seasonal increase in a few expense items in the last quarter of 2009, mainly in asset maintenance and conservation.

Personnel expenses totaled R$ 1,355 million, down 0.4% and 7.8%, respectively, in twelve months and in the quarter. The decline in the quarter is mainly due to a seasonal increase in benefits in 4Q09.

As a result, the Efficiency Ratio (general expenses divided by total revenue) improved by 4.4 p.p., from 37.5% in 1Q09 to 33.1% in 1Q10.

ADMINISTRATIVE EXPENSES (R$ Million)	1Q10	1Q09	Var.	4Q09	Var.
			1Q10x1Q09		1Q10x4Q09

Specialized third-party technical services	374	344	8.7%	410	-8.8%
Asset maintenance and conservation	226	242	-6.6%	275	-17.8%
Data processing	242	278	-12.9%	186	30.1%
Advertising, promotions and publicity	77	124	-37.9%	112	-31.3%
Communications	145	163	-11.0%	142	2.1%
Transport and travel	33	34	-2.9%	58	-43.1%
Security and surveillance	129	115	12.2%	126	2.4%
Others	74	71	4.2%	114	-35.1%
Total	1,300	1,371	-5.2%	1,423	-8.6%

PERSONNEL EXPENSES (R$ Million)	1Q10	1Q09	Var.	4Q09	Var.
			1Q10x1Q09		1Q10x4Q09

Salaries	843	817	3.2%	878	-4.0%
Social security and pension plans	238	230	3.5%	279	-14.7%
Benefits	195	179	8.9%	196	-0.5%
Training	12	7	71.4%	38	-68.4%
Others	67	127	-47.2%	79	-15.2%
Total	1,355	1,360	-0.4%	1,470	-7.8%

Total General Expenses	2,655	2,731	-2.8%	2,893	-8.2%

ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses amounted to R$2,403 million in 1Q10, up 1.8% on 1Q09 and 11.9% on 4Q09.

RESULT OF ALLOWANCE FOR LOAN LOSSES	1Q10	1Q09	Var.	4Q09	Var.
(R$ Million)			1Q10x1Q09		1Q10x4Q09

Expense for allowance for loan losses	(2,576)	(2,462)	4.6%	(2,275)	13.2%
Income from recovery of credit written off as loss	173	101	70.2%	127	36.2%
Total	(2,403)	(2,360)	1.8%	(2,148)	11.9%

DELINQUENCY RATIO (IFRS)

The delinquency ratio (credits overdue more than 90 days, plus performing loans with high delinquency risk) stood at 7.0% in 1Q10, falling for the second consecutive quarter, indicating the continuity of a better credit quality cycle.

The decline in the individuals segment was sharper in the quarter, dropping from 9.3% in 4Q09 to 8.8% in 1Q10. Corporate delinquency remained stable at 5.3%. In the previous quarter, corporate presented better evolution than individuals.

Note that the delinquency ratio is more conservative under IFRS than in Brazilian GAAP, and then they are not comparable.

COVERAGE RATIO (IFRS)

The coverage ratio is obtained by dividing the allowance for loan losses by loans overdue more than 90 days plus performing loans with high delinquency risk. In 1Q10, the ratio reached 102,8%, 1.0 p.p. higher than over 4Q09.

DELINQUENCY RATIO IN BRGAAP (OVER 90 DAYS)

Credits overdue more than 90 days represented 5.4% of the total portfolio in 1Q10. In the quarter, the individuals segment registering the biggest decline of 0.6 p.p., in line with delinquency ratio in IFRS. The corporate segment ratio declined by 0.5 p.p.

NON-PERFORMING LOANS (OVER 60 DAYS IN BRGAAP)

Non-performing loans overdue more than 60 days reached 6.4% in 1Q10. It was the second quarter of improvement, after the peak reached in 3Q09.

PROVISIONS (NET)

Provisions (net) totaled R$629 million in 1Q10, 12.5% more than the 1Q09 due to the increase in others contingencies.

PROVISIONS (R$ Million)	1Q10	1Q09	Var.	4Q09	Var.
			1Q10x1Q09		1Q10x4Q09

Provisions¹	(465)	(459)	1.4%	(368)	26.5%
Contingencies	(165)	(101)	63.4%	(114)	44.2%
Total	(629)	(559)	12.5%	(482)	30.7%

1. Includes provisions for civil, labor and others litigations.

INCOME TAXES

The 20.9% decrease in taxes in the first quarter of 2010 compared to the same period last year is explained by the tax gains on the goodwill from Banco Real and Real Seguros Vida e Previdência, which were legally incorporated in April 2009.

The tax line includes income tax, social contribution, PIS, COFINS, e exclude the Cayman hedge effect, in accordance with the reconciliation on page 10 of this report.

BALANCE SHEET

ASSETS (R$ Million)	Mar/10	Mar/09	Var.	Dec/09	Var.
			Mar10xMar09		Mar10xDec09

Cash and balances with the Brazilian Central Bank	36,835	23,317	58.0%	27,269	35.1%
Financial assets held for trading	23,133	22,347	3.5%	20,116	15.0%
Other financial assets at fair value through profit or loss	15,873	6,462	145.6%	16,294	-2.6%
Loans and advances to credit institutions	1,225	3,490	-64.9%	1,907	-35.8%
Loans and advances to customers	232	2,672	-91.3%	389	-40.4%
Others	208	300	-30.7%	211	-1.4%
Equity Instruments	14,208	-	n.a.	13,787	3.1%
Available-for-sale financial assets	37,183	27,294	36.2%	46,406	-19.9%
Loans and receivables	150,003	159,356	-5.9%	152,163	-1.4%
Loans and advances to credit institutions	20,330	30,977	-34.4%	24,228	-16.1%
Loans and advances to customers	139,678	137,227	1.8%	138,005	1.2%
Allowances for credit losses	(10,005)	(8,848)	13.1%	(10,070)	-0.6%
Tangible assets	3,835	3,742	2.5%	3,702	3.6%
Intangible assets	31,587	30,534	3.4%	31,618	-0.1%
Goodwill	28,312	27,190	4.1%	28,312	0.0%
Others	3,275	3,344	-2.1%	3,306	-0.9%
Tax assets	14,834	12,798	15.9%	15,779	-6.0%
Other assets	2,766	3,849	-28.1%	2,625	5.4%
Total assets	316,049	289,699	9.1%	315,972	0.0%

LIABILITIES (R$ Million)	Mar/10	Mar/09	Var.	Dec/09	Var.
			Mar10xMar09		Mar10xDec09

Financial liabilities held for trading	4,505	8,268	-45.5%	4,435	1.6%
Financial liabilities at amortized cost	203,499	208,267	-2.3%	203,567	0.0%
Deposits from the Brazilian Central Bank	117	1,049	-88.8%	240	-51.3%
Deposits from credit institutions	24,092	23,435	2.8%	20,956	15.0%
Customer deposits	147,287	155,231	-5.1%	149,440	-1.4%
Marketable debt securities	11,271	11,535	-2.3%	11,439	-1.5%
Subordinated liabilities	9,855	10,938	-9.9%	11,304	-12.8%
Other financial liabilities	10,877	6,079	78.9%	10,188	6.8%
Insurance contracts	16,102	-	n.a.	15,527	3.7%
Provisions¹	9,881	9,749	1.4%	9,480	4.2%
Tax liabilities	8,516	6,402	33.0%	9,457	-10.0%
Other liabilities	2,817	6,341	-55.6%	4,240	-33.6%
Total liabilities	245,320	239,027	2.6%	246,706	-0.6%
Total Equity²	70,729	50,672	39.6%	69,266	2.1%
Total liabilities and equity	316,049	289,699	9.1%	315,972	0.0%

1. Provisions for pensions and contingent liabilities.
2. Includes minority interest and adjustment to market value.

Total assets came to R$ 316,049 million in 1Q10, a 9.1% increase in twelve months. Of the total, R$ 139,910 million pertains to the credit portfolio and R$ 74,829 million is represented by the securities portfolio, largely government bonds. The difference of R$26,350 million in total assets is largely due to the incorporation of the insurance company, reflected mainly in “Equity Instruments” and “Liabilities for insurance contracts”.

SECURITIES (R$ Million)	Mar/10	Mar/09	Var.	Dec/09	Var.
			Mar10xMar09		Mar10xDec09

Public securities	51,900	35,072	48.0%	54,495	-4.8%
Private securities	4,229	6,700	-36.9%	7,221	-41.4%
PGBL / VGBL fund quotas	14,208	-	n.a.	13,787	3.1%
Financial instruments	4,492	8,268	-45.7%	5,113	-12.1%
Total	74,829	50,040	49.5%	80,616	-7.2%

The security portfolio totaled R$ 74,829 million in March 2010, 49.5% higher than in March 2009, chiefly due to the incorporation of the insurance company in 3Q09, which incorporated the quotas of the PGBL/VGBL Funds.

CREDIT PORTFOLIO

Total credit portfolio grew by 2.0% in twelve months and 1.1% quarter-on-quarter, totaling R$ 139,910 million. The appreciation of the Real against the Dollar significantly impacted our credit portfolio during the year. Excluding this effect, credit grew by 5.8% year-on-year. Moreover, the credit portfolio under IFRS standard does not include the acquisition of portfolio with resource to the credit originator. Including the acquisition of portfolio, the year-on-year credit growth (without the foreign exchange effect) is 7%.

The credit portfolio growth in BR GAAP in twelve months (3.6%) and in the quarter (1.5%), are higher than in IFRS, mainly due to the portfolio acquisition as well as the inclusion of joint-ventures of the consumer finance business.

It is worth to mention that the credit portfolio growth behavior had an irregular pattern during the 1Q10 especially for corporate, but also for individuals. In the first two months, the production was weak and in March, compared to February, it was more vigorous indicating recovery’s momentum.

In 1Q10, Banco Santander Brasil acquired from other Santander’s Group units a foreign credit portfolio (with Brazilian clients) of US$ 716 million (R$ 1,277 million) through its Cayman branch, and in 4Q09, it acquired US$ 1,170 million (R$ 2,040 million).

BREAKDOWN OF CREDIT TO CLIENTS	Mar/10	Mar/09	Var.	Dec/09	Var.
(R$ Million)			Mar10xMar09		Mar10xDec09

Individuals	43,992	40,503	8.6%	43,200	1.8%
Consumer financing	25,509	24,511	4.1%	25,101	1.6%
SMEs	30,811	33,027	-6.7%	31,448	-2.0%
Corporate	39,597	39,076	1.3%	38,645	2.5%
Total	139,910	137,117	2.0%	138,394	1.1%
Total guarantees	21,111	24,118	-12.5%	20,967	0.7%
Total credit with guarantees	161,021	161,235	-0.1%	159,361	1.0%

Total credit BR GAAP (excluding guarantees)¹	144,124	139,098	3.6%	142,020	1.5%

1. The credit portfolio in BR GAAP is higher than in IFRS because it includes loan portfolio purchased from other banks and joint ventures of the consumer finance business.

LOANS TO INDIVIDUALS

In March 2010, loans to individuals grew by 8.6% in twelve months and by 1.8% over the previous quarter, totaling R$ 43,992 million, mainly driven by credit cards and payroll loans.

The volume of credit cards grew 22.5% in twelve months and declined by 1.4% in the quarter to reach R$ 8,357 million in 1Q10. The slight decline from the previous quarter is mainly due to the seasonal nature of the year-end revenues.

The payroll loan portfolio grew 32.9% in twelve months and 5.1% in three months, to reach R$ 10,694 million at the end of 1Q10.

CONSUMER FINANCE

The consumer finance portfolio reached R$ 25,509 million in 1Q10, up 4.1% in twelve months and 1.6% in the quarter, recovering well from the end of 2009. We highlight the historical record of production in March as a consequence of being the last month of reduced tax over industrialized products (IPI), that accelerated car sales in this month and, consequently, the loan concession.

It is important to mention that Aymore´s business model was revised in 2009 and the strategy is more focused on profitability than in market-share. This reorganization impacted the credit growth during 2009, although it has been possible to see positive results in the last two quarters.

CORPORATE LOANS

The growth behavior of the corporate loan portfolio had an irregular pattern during the 1Q10. In the first two months, the growth was weak and in March, compared to February, it was more vigorous indicating recovery’s momentum.

Loans to large companies grew 1.3% in twelve months and totaled R$ 39,597 million. In the quarter it grew 2.5%. The foreign credit portfolio acquired through the Cayman branch is allocated in this segment.

Loans to small and medium companies totaled R$ 30,811 million, decreasing by 6.7% in twelve months. In 1Q10, the segment registered a decrease of 2.0%. Again, March growth rate indicates recovery trend.

DEPOSITS AND INVESTMENT FUNDS

Total deposits from clients, including investment funds, came to R$240,329 million in March 2010, growing by 6.7% in twelve months, led by savings deposits, which grew 26.1%, and investment funds, which grew 33.0%.

In comparison with December 2009, total deposits and investment funds grew by 0.3%. The 8.3% growth in funds during the period was offset by the decline in time deposits, especially from institutional clients. This way, the bank is improving the quality of deposits by increasing the share of savings, demand and time deposits raised from the branch network.

FUNDING (R$ Million)	Mar/10	Mar/09	Var.	Dec/09	Var.
			Mar10xMar09		Mar10xDec09

Demand deposits + Investment Account	13,699	12,356	10.9%	15,140	-9.5%
Savings deposits	25,781	20,447	26.1%	25,217	2.2%
Time deposits	68,252	87,954	-22.4%	75,771	-9.9%
Debentures/LCI/LCA¹	26,025	24,333	7.0%	24,962	4.3%
Customer Deposits	133,757	145,090	-7.8%	141,090	-5.2%
Assets under management	106,572	80,125	33.0%	98,407	8.3%
Total	240,329	225,215	6.7%	239,497	0.3%

1. Repurchase Agreement (Debentures), Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

CREDIT/FUNDING RATIO

The following table shows the sources of funds used in credit operations. In addition to deposits from clients, net of reserve requirements, it is necessary to add external and internal funding, as well as securities issued abroad.

The ratio of credit portfolio to total funding in 1Q10 was 105%. The bank has a comfortable liquidity position, and has stable and adequate funding sources for each type of credit line it gives to clients.

The increase in credit in relation to funding is due to two factors: the increase in the reserve requirements on account of the change in regulation, and the reduction in time deposits. Some 74% of the total funding comes from clients (net of compulsory deposits), mainly from both our extensive branch network and corporate clients.

FUNDING vs. CREDIT (R$ Million)	Mar/10	Mar/09	Var.	Dec/09	Var.
			Mar10xMar09		Mar10xDec09

Funding from Clients	133,757	145,090	-7.8%	141,090	-5.2%
(-) Compulsory Deposits	(34,043)	(20,913)	62.8%	(23,638)	44.0%
Funding from Clients Net of Compulsory	99,714	124,177	-19.7%	117,452	-15.1%
Borrowing and Onlendings	20,566	23,717	-13.3%	19,409	6.0%
Subordinated Debts	9,855	10,938	-9.9%	11,304	-12.8%
Funding Abroad	3,507	5,024	-30.2%	4,223	-17.0%
Total Funding (A)	133,642	163,856	-18.4%	152,388	-12.3%
Total Credit (B)	139,910	137,117	2.0%	138,394	1.6%
B / A (%)	105%	84%	21.0 p.p.	91%	14.4 p.p.

BIS RATIO – BR GAAP

Financial institutions are required to maintain Available Capital compatible with the risks inherent to their operations, which should be higher than the minimum of 11% of their risk-weighted assets. In July 2008, new capital measurement rules under the Basel II Standardized Approach came into effect, which included a new methodology for credit and operational risks.

The BIS ratio reached 24.4% in March 2010, 9.3 p.p. higher than in March 2009, mainly due to the increase in Shareholders’ Equity consequent to the Public Share Offering in October 2009.

In twelve months, the regulatory capital tier II dropped from 4.5% in March 2009 to 3.9% in March 2010, mainly due to the early redemption of the subordinated debt, as quoted on page 8.

The ratio does not consider the amount of unamortized goodwill while calculating the regulatory capital.

OWN RESOURCES and BIS (R$ Million)	Mar/10	Mar/09	Var.	Dec/09	Var.
			Mar10xMar09		Mar10xDec09

Adjusted Tier I Regulatory Capital¹	43,912	24,144	81.9%	42,353	3.7%
Tier II Regulatory Capital	8,451	10,312	-18.0%	9,973	-15.3%
Tier I and II Regulatory Capital¹	52,363	34,456	52.0%	52,326	0.1%
Required Regulatory Capital	23,652	25,193	-6.1%	22,483	5.2%
Risk-weighted assets	215,018	229,027	-6.1%	204,391	5.2%
Basel II Ratio	24.4%	15.0%	9.3%	25.6%	-1.2%

Amounts calculated based on the consolidated information of the financial institutions (financial group)
1. Excluding the effect of goodwill relating to the merger of the shares of Banco Real and AAB Dois Par as per international rules.

PROFIT BY SEGMENT

The bank has three business segments: a) Commercial Bank, b) Wholesale Banking and c) Asset Management and Insurance. The Commercial Bank includes products and services to retail, consumer financing, small and medium companies and corporate clients, except those attended by the Wholesale Banking. The Wholesale Banking comprises products and services to the global corporate clients, treasury and investment banking activities. The Asset Management and Insurance segment encompasses the following activities: insurance, pension funds, capitalization and asset management.

In 1Q10, the Commercial Bank registered a participation in the total profit1 before tax of 56%, GB&M represented 36% and Asset Management and Insurance, 8%.

The Commercial Bank’s profit21 before tax in 1Q10 totaled R$ 1,204 million, increase of R$ 629 million 109.2% up on 1Q09, as a consequence of total income increase as well as cost control.

Wholesale banking reported a profit1 before tax in 1Q10 of R$ 758 million, decrease of R$ 89 million or 11% compared to the 1Q09, due to lower volume of business in the first quarter of 2010.

Asset Management and Insurance posted a profit1 before tax of R$ 162 million, an increase of R$ 103 million or 176.1% compared to 1Q09. The main explanation is the incorporation of the Santander Asset and the Santander Insurance company in the second half of 2009.

_____________________________________
1 Does not exclude the Cayman hedge.

RISK MANAGEMENT

Banco Santander’s operations are subject to a variety of risks. To manage these risks effectively, Santander has incorporated the Group’s worldwide risk management functions at various levels of the organization. In addition, committees headed by senior management oversee the financial, credit and market risks of the divisions. Risk limits and exposures in local jurisdictions are further subject to approval from the Santander Group.

CREDIT RISK

Banco Santander’s credit risk management process is designed to follow Santander Group’s standards while taking into account its product offerings and the specific regulatory requirements of its operations in Brazil. The credit approval processes, particularly the approval of new loans and risk monitoring, are structured in accordance with customer and product classification. Credit approval and monitoring are conducted separately and on different technological platforms for each of the networks operated under the Santander and Banco Real brands, but the policies and procedures applied are the same for each network, except for minor operational variations.

CREDIT MONITORING

Credit lines to retail banking customers are reviewed on a weekly basis. This process allows improvements in the credit exposure with customers that have presented good credit quality. Specific early warnings are automatically generated in case of deterioration of a customer’s credit quality. In such an event, a credit risk mitigation process designed to prevent default begins with identification of the customer’s solvency problem (expenditures and other financial commitments) and the customer is approached by the relationship manager.

Early warnings are automatically generated for SMEs, and their performance is monitored on a monthly basis. In addition, the financial condition of each business is discussed by specific committees in the presence of the commercial area with the aim of continuously improving the quality of our credit portfolio.

Credit lines to clients Wholesale segment are reviewed annually, along with the credit quality of them. There is the monitoring process of the customers and if any specific concerns arise regarding the credit quality of a particular customer, a system known as LVEF (Firms Special Surveillance) is used, with possible actions to be taken under the following categories: monitor risks ", reduce risks," "bail" or "extinguish risks." In these cases, the client review may be conducted quarterly or semiannually, depending on the classification.

COLLECTIONS

Banco Santander‘s collections department uses tools such as behavior and collection scoring to study the collection performance of certain groups in an attempt to lower costs and increase recoveries. Customers likely to make payment are classified as low risk, requiring less aggressive strategies to ensure payment, and more attention is paid to maintaining a healthy customer relationship. Customers unlikely to make payment are classified as high risk and contacted consistently regarding payment. All customers with past due amounts or whose loans have been rescheduled or otherwise restructured face internal restrictions.

Collection strategies are modified according to the duration of the delay in payment, or days past due. In the early days of delinquency (less than 90 days past due), the collections department implements a more exhaustive model of collection, creating distinct strategies with closer monitoring. Call centers, letters and credit rating agencies, such as Serasa, which is a centralized data system used by several Brazilian financial institutions and others for the credit approval process, are utilized during this phase. During this phase of collection, Banco Santander‘s emphasis is on recovering its customers. However, if a customer is 90 days past due, the Bank‘s focus turns toward recovering the money owed. At this point, Banco Santander outsources collection efforts to external collection agencies that earn a commission for any amounts recovered.Collection strategies are modified according to the duration of the delay in payment, or days past due. In the early days of delinquency (less than 90 days past due), the Collections department also manages debt and loan restructurings.

MARKET RISK

Market risk involves the exposure to such risk factors as interest rates, exchange rates, commodity prices, market prices of shares and other securities, by way of the product type, volume of operations, terms, contractual conditions and the underlying volatility.

Santander operates according to global policies within the Group’s risk tolerance levels and in line with its objectives in Brazil and worldwide. For this, it has developed its own Risk Management model based on the following principles:

- Functional autonomy;
- Execution capacity sustained by knowledge of and proximity to the client;
- Global scope of the function (different types of risks);
- Collective decisions that evaluate all the possible scenarios and do not compromise the results of individual decisions, including the Executive Committee Brazil Risks, which sets the limits and approves the transactions, and the Asset and Liability Committee, which is responsible for the management of capital and the structural risks, including country risk, liquidity and interest rates;
- Management and optimization of the risk/return ratio; and
- Advanced risk management methodologies such as Value at Risk (VaR) VaR (historical simulation of 521 days, with 99% confidence level and one day time horizon), scenarios, sensibility of financial margin, asset value and contingency plan.

The Market Risks department reports to the office of the Vice President of Credit and Market Risks, which implements the risk policies according to the instructions of the Board of Directors and the Santander Group’s Risks Division in Spain.

MANAGEMENT OF OPERATIONAL AND TECHNOLOGICAL RISKS

Banco Santander evaluates each practice and procedure that the Bank adopts for compliance with the Santander Group‘s guidelines, the requirements of the New Basel Capital Accord -Basel II, relevant Central Bank resolutions and the requirements of the U.S. Sarbanes-Oxley Act of 2002.

ENVIRONMENTAL AND SOCIAL RISK

Banco Santander is currently implementing the Socio-Environmental Risk Practice for Santander Brazil, which in addition to lending, provides analysis of social and environmental issues in accepting clients. Under this practice, in lending the area of Socio-Environmental Risk examines corporate clients with limits equal to or greater than R$ 1 million and the capital market and that are part of 14 sectors for special attention being:

• Prospecting, exploration for oil or natural gas distributor of fuel in general and gas stations;
• Mining;
• metallurgy, steel, pig iron and electroplating;
• Lumber, sawmill, deployment, furniture and trade;
• Generation, transmission and distribution;
• Industry in general;
• Agriculture and livestock in general;
• Hospital and laboratory;
• Collection, treatment, recycling and disposal of domestic solid waste, industrial and hospital;
• Transport in general, terminals, except passenger and deposits;
• General building contractors;
• Construction and real estate developer;
• Fisheries and aquaculture;
• Use of biological diversity, forestry and forest products

The area examines the social management of the checking account items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of imposition of penalties.

A specialized team of biologists, geologists and environmental engineers monitors the social and environmental practices of customers and a team of financial analysts studying the likelihood of harm related to these practices that may affect the securities and financial condition of the Bank's clients.

SUSTAINABLE DEVELOPMENT

Santander continues to make progress in creating awareness, training and engaging its stakeholders (employees, clients, suppliers and society) on the issue of sustainability.

By 1Q10, more than 2,400 employees had participated in the Sustainability in Action program, which trains the bank’s action agents to include sustainability in their daily routine and disseminate socio-environmental practices in the branch network. More than a thousand mobilization meetings have been held and around 13,700 employees have completed online courses on the subject.

The ‘Espaço de Práticas em Sustentabilidade’ portal (www.santander.com.br/sustentabilidade) and ‘Brincando na Rede’ (www.brincandonarede.com.br), a collaborative child entertainment site featuring sustainability and financial guidance for children, registered more than 328,000 accesses by the beginning of April.

The ‘Projeto Escola Brasil’ (PEB), a corporate volunteer program, ended 1Q10 with 221 groups, involving 177 partner schools and more than 2,000 employees. During the period, Regional Dialogs were held to stimulate relations between the volunteers, partner schools and the PEB team. Moreover, in January, we held the first onsite training program focused on preparing the business plan of the five projects aided by ‘Parceiros em Ação’, a program that encourages social entrepreneurship initiatives of women and which create a social impact on the community through income generation.

As for environmental management, in 1Q10, Santander, which reports its greenhouse gas emissions, joined 24 other large companies in Brazil in the program organized by the Getúlio Vargas Foundation (FGV) to disclose the emissions caused by its operations. For the first time, several suppliers shared information about their operations that influence the Bank’s emissions.

In January, Santander Universidades celebrated the trip by nine students from the Faculty of Medicine of the University of São Paulo (USP) to the Harvard Public Health School for further research. In February, we held the 5th Jovem Jurista Awards in partnership with the Law Faculty of the University of São Paulo.

In 1Q10, we launched the TOP USA Program, which will provide a two week exchange program for 24 Brazilian students in their trip to the Massachusetts Institute of Technology (MIT), Brown University and Northeastern University in the United States. The program aims to create new fronts for collaboration among the countries and opportunities for sharing the best practices

Santander Universidades and the Center for Higher Studies in Security (CAES) a graduate education institution of the São Paulo state military police signed an agreement to offer ten scholarships under the International Scholarship and Mobility Program of the University of Salamanca. The course teaches Spanish language and culture.

Universia began 2010 by further strengthening its collaboration with the academic public. It signed six new partnership agreements with universities, bringing the total to 266 partner Graduate Education Institutions in Brazil.

The National Meeting of Rectors was held to discuss the topic “Innovation and Transfer of Knowledge” by two panels: “The University-Company-Public Administration collaboration” and “Entrepreneurship, Junior Companies and the Innovation Chain: Case Studies of Universities”. Twenty-seven representatives from 24 graduate education institutions participated in the event.

CORPORATE GOVERNANCE

The global corporate governance model adopted by the Santander Group is characterized, especially, by the protection of shareholders’ rights as well as transparency in management and in communications with the strategic stakeholders, all of which have placed the group’s European units among the continent’s leaders in corporate governance.

Based on these credentials, Santander Brasil focused its efforts on perfecting its policies and practices, also reinforced by the gains in synergy and complementarily resulting from the acquisition of Banco Real.

In this regard and in line with the best corporate governance practices, in October 2009, Santander listed its Units at Level 2 of the São Paulo Stock Exchange (BM&FBovespa) and its ADRs on the New York Stock Exchange (NYSE), and is thus subject to the supervision of the Securities and Exchange Commission of Brazil (CVM), the U.S. Securities & Exchange Commission and the Sarbanes-Oxley Act.

Level 2 is a special listing segment of BM&FBovespa, exclusively for companies that comply with certain minimum requirements and undertake to abide by special corporate governance practices.

In an attempt to build even closer ties with its shareholders, following a public share offering in October 2009, Santander created a special area to offer differentiated service and specific relationship programs for individual and non-institutional corporate investors. Together with the existing IR area, currently responsible for relations with institutional investors and market analysts, Santander Shareholders underlines the Group’s determination to maintain close relations with all of its shareholders and be always attentive to their needs.

In order to establish and disseminate the standards of conduct expected from all of its employees, the Organization has a Code of Ethics, which establishes the values of citizenship, dignity, work, respect, loyalty, decorum, zeal and efficiency, the Code of Conduct in Securities Markets, as well as manuals for Prevention of Money Laundering, Press Relations, and Conduct in Purchase Management, a global publication. It also has an Information Security policy that is guided by the principles of confidentiality, integrity and availability.

The Board of Directors is comprised of a minimum of five members and a maximum of twelve members, of which at least 20% must be independent. They have a two-year term and meet at least four times a year. This board is responsible to direct the general conduct of the business and to set the general orientation of the Company's business and operations, to decide on the allocation of capital and major investments. It is supported by the Board of Executive Officers, which are responsible for, among other things, executing, according to the general orientation established by the Board of Directors, the business and operations defined in the Bylaws. The Board of Directors also has the support of other specialized committees.

The managers also counts on Audit Committee, comprised of a minimum of three and a maximum of six members appointed by the Board of Directors. It was created and operates in accordance with Central Bank rules. Among its duties, we can highlight the revision, prior to publication, of half yearly financial statements, including explanatory notes, management reports and independent auditor's report.

According to the best corporate governance practices, the Board of Directors approved on 03/22/2010 the creation of the Nominating Committee and Remuneration of the Company, which has as the main objective the proposition of candidates for the Board of Directors (independent or not) and for the post of CEO of the Company, as well as review and discuss policies and guidelines for the remuneration of directors. The Committee will consist of a minimum of three and a maximum of five members.

SUMMARIZED FINANCIAL STATEMENTS

ASSETS (R$ Million)	Mar/10	Dec/09	Sep/09	Jun/09	Mar/09

Cash and balances with the Brazilian Central Bank	36,835	27,269	21,261	24,813	23,317
Financial assets held for trading	23,133	20,116	19,261	15,809	22,347
Other financial assets at fair value through profit or loss	15,873	16,294	16,986	6,068	6,462
Loans and advances to credit institutions	1,225	1,907	4,003	4,627	3,490
Loans and advances to customers	232	389	606	1,150	2,672
Others	208	211	294	291	300
Equity Instruments	14,208	13,787	12,083	-	-
Available-for-sale financial assets	37,183	46,406	44,763	30,593	27,294
Loans and receivables	150,003	152,163	149,973	161,645	159,356
Loans and advances to credit institutions	20,330	24,228	27,932	31,993	30,977
Loans and advances to customers	139,678	138,005	132,343	138,811	137,227
Allowances for credit losses	(10,005)	(10,070)	(10,302)	(9,159)	(8,848)
Hedging derivatives	133	163	157	178	99
Non-current assets held for sale	41	171	53	58	120
Investments in associates	423	419	417	502	460
Tangible assets	3,835	3,702	3,682	3,600	3,742
Intangible assets	31,587	31,618	30,982	30,589	30,534
Goodwill	28,312	28,312	28,312	27,263	27,190
Other intangible assets	3,275	3,306	2,670	3,326	3,344
Tax assets	14,834	15,779	15,058	13,386	12,798
Other assets	2,169	1,872	3,642	1,637	3,170
Total Assets	316,049	315,972	306,235	288,878	289,699

LIABILITIES AND EQUITY (R$ Million)	Mar/10	Dec/09	Sep/09	Jun/09	Mar/09

Financial liabilities held for trading	4,505	4,435	5,316	4,887	8,268
Other financial liabilities at fair value through profit or loss	2	2	2	363	257
Financial liabilities at amortized cost	203,499	203,567	205,801	207,644	208,267
Deposits from the Brazilian Central Bank	117	240	562	870	1,049
Deposits from credit institutions	24,092	20,956	18,754	21,793	23,435
Customer deposits	147,287	149,440	154,548	154,922	155,231
Marketable debt securities	11,271	11,439	10,945	11,299	11,535
Subordinated liabilities	9,855	11,304	11,149	10,996	10,938
Other financial liabilities	10,877	10,188	9,843	7,764	6,079
Liabilities for insurance contracts	16,102	15,527	13,812	-	-
Hedging derivatives	37	10	21	63	207
Provisions¹	9,881	9,480	11,555	10,203	9,749
Tax liabilities	8,516	9,457	9,287	7,352	6,402
Other liabilities	2,778	4,228	4,775	6,561	5,877
Total Liabilities	245,320	246,706	250,569	237,073	239,027
Shareholders’ equity	70,069	68,706	55,079	51,135	50,148
Minority interests	1	1	5	5	5
Valuation adjustments	659	559	582	665	519
Total Equity	70,729	69,266	55,666	51,805	50,672
Total Liabilities and Equity	316,049	315,972	306,235	288,878	289,699

1. Includes repo
2. Provisions for pensions and contingent liabilities.

SUMMARIZED FINANCIAL STATEMENTS

In order to provide a better understanding of the IFRS results, we present the managerial income statement, which differ from Reported (Accounting) Income Statement due to the adjustment of the fiscal hedge over the investment in the Cayman branch. The impact of the fiscal hedge in the income tax line was adjusted to the gain (losses) on financial assets and liabilities plus exchange rates differences. It is possible to find by quarter the fiscal hedge results which were reclassified in the managerial income statement.

FINANCIAL STATEMENTS (R$ Million)	1Q10	4Q09	3Q09	2Q09	1Q09

Interest and similar income	9,278	9,841	9,731	9,775	9,996
Interest and similar expense	(3,445)	(3,991)	(4,075)	(4,286)	(4,824)
Net Interest Income	5,833	5,850	5,656	5,489	5,172
Income from equity instruments	4	8	7	8	7
Share of results of entities accounted for using the equity method	10	5	33	52	205
Net fees	1,622	1,666	1,556	1,573	1,443
Fee and commission income	1,841	1,888	1,797	1,799	1,664
Fee and commision expense	(219)	(222)	(241)	(226)	(221)
Gains (losses) on financial assets and liabilities (net)	559	390	578	1,051	646
Other operating income (expenses)	(45)	(59)	106	(110)	(53)
Total income	7,983	7,860	7,936	8,063	7,420
General expenses	(2,655)	(2,893)	(2,674)	(2,649)	(2,731)
Administrative expenses	(1,300)	(1,423)	(1,345)	(1,297)	(1,371)
Personnel expenses	(1,355)	(1,470)	(1,329)	(1,352)	(1,360)
Depreciation and amortization	(286)	(265)	(339)	(328)	(317)
Provisions (net)¹	(629)	(482)	(1,190)	(1,250)	(559)
Losses on assets (net)	(2,407)	(2,125)	(3,844)	(2,518)	(2,381)
Allowance for loan losses²	(2,403)	(2,148)	(3,008)	(2,467)	(2,360)
Losses on other financial assets (net)	(4)	23	(836)	(51)	(21)
Net gains on disposal of assets	117	34	2,280	1,040	49
Net profit before tax	2,123	2,129	2,169	2,358	1,481
Income tax	(360)	(538)	(697)	(745)	(649)
Net profit	1,763	1,591	1,472	1,613	832

1. Includes provisions for civil, labor and others litigations.
2. Includes recoveries of loans previously written off.

Under Brazilian income tax rules, gains (losses) resulting from the impact of changes in the BRL_USD exchange rate on our dollar denominated investments in Cayman are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedging portfolio, comprised of derivatives, is set up in such a way that the net profit is insensitive to this tax related foreign exchange exposure. Though, our effective tax rate and the gain (losses) on financial assets and liabilities plus exchange rates differences are still impacted by foreign exchange movements.

CAYMAN'S FISCAL HEDGE (R$ Millions)	1Q10	4Q09	3Q09	2Q09	1Q09

Gains (losses) on financial assets and liabilities (net) + exchange differences (net)	(49)	84	338	592	132
Income tax	49	(84)	(338)	(592)	(132)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 29, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer